8770 W. Bryn Mawr Avenue, Suite 900

Chicago, Illinois 60631

VIA EDGAR

April 6, 2023

Mr. Scott Anderegg

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Distribution Solutions Group, Inc.

Registration Statement on Form S-3 (File No. 333-270678)

Dear Mr. Anderegg:

We refer to the registration statement on Form S-3 (File No. 333-237736) (the “Registration Statement”) of Distribution Solutions Group, Inc., a Delaware corporation (the “Company”).

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:30 p.m. (Eastern time) on April 10, 2023 or as soon as practicable thereafter.

Kindly notify the Company of the Registration Statement’s effectiveness through, and direct any questions to, the Company’s counsel, Anna T. Pinedo of Mayer Brown LLP at +1 (212) 506-2275 or apinedo@mayerbrown.com.

Sincerely,

/s/ Richard D. Pufpaf
Richard D. Pufpaf
Senior Vice President, Secretary, General Counsel and
Chief Compliance Officer
Distribution Solutions Group, Inc.

cc:	Ronald J. Knutson
Distribution Solutions Group, Inc.

Andrew J. Noreuil Anna T. Pinedo
Mayer Brown LLP